U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-X

Appointment of Agent For Service

of Process And Undertaking

A.	Name of issuer or person filing (“Filer”):	MANULIFE FINANCIAL CORPORATION

B.	(1)	This is [check one]:

	☒	an original filing for the Filer

	☐	an amended filing for the Filer

	(2)	Check the following box if you are filing the Form F-X in paper in accordance with Regulation S-T rule 101(b)(9) ☐

C.	Identify the filing in conjunction with which this form is being filed:

Name of Registrant:	Manulife Financial Corporation

Form type:	F-10

File Number (if known):	333-259543

Filed by:	Manulife Financial Corporation

Date Filed (if filed concurrently, so indicate):	September 15, 2021 (filed concurrently)

D.	Filer is incorporated or organized under the laws of Canada and has its principal place of business at 200 Bloor Street East, Toronto, Ontario, M4W 1E5.

E.

Filer designates and appoints John Hancock Life Insurance Company (U.S.A.)

197 Clarendon Street, Boston, Massachusetts 02116

Attention: Emanuel Alves, (617) 663-3000

as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in:

(a) any investigation or administrative proceeding conducted by the Commission; and

(b) any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States or of any of its territories or possessions or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns: (i) any offering made or purported to be made in connection with the securities registered or qualified by the Filer on Form F-10 on September 15, 2021 or any purchases or sales of any security in connection therewith; (ii) the securities in relation to which the obligation to file an annual report on Form 40-F arises, or any purchases or sales of such securities; (iii) any tender offer for the securities of a Canadian issuer with respect to which filings are made by the Filer with the Commission on Schedule 13E-4F, 14D-1F or 14D-9F; or (iv) the securities in relation to which the Filer acts as trustee pursuant to an exemption under Rule 10a-5 under the Trust Indenture Act of 1939. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon such agent for service of process, and that the service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F.	The Filer stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed from the date the issuer of the securities to which such forms and schedules relate has ceased reporting under the Exchange Act;

The Filer further undertakes to advise the Commission promptly of any change to the Agent’s name or address during the applicable period by amendment of this form, referencing the file number of the relevant form in conjunction with which the amendment is being filed.

G.	The Filer undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the Form F-10, the securities to which the Form F-10 relates and the transactions in such securities.

The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereto duly authorized, in the City of Toronto, Province of Ontario, country of Canada, on this 15th day of September, 2021.

Filer:	MANULIFE FINANCIAL CORPORATION

	By:	/s/ Halina K. von dem Hagen
		Name:	Halina K. von dem Hagen
		Title:	Global Treasurer and Head of Capital Management

This statement has been signed by the following person in the capacity indicated on September 15, 2021:

JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) as Agent for Service of Process in the United States

By:	/s/ Emanuel Alves
	Name:	Emanuel Alves
	Title:	General Counsel

MANULIFE FINANCIAL CORPORATION

CERTIFICATE

I, Halina K. von dem Hagen, Executive Vice President, Treasury and Capital Management of Manulife Financial Corporation (“MFC”), do hereby certify that the following resolution of MFC is a true copy of a resolution duly passed by the Board of Directors of MFC at a meeting duly called and held on the 4th day of August, 2021 and that the said resolution has not been amended or rescinded and is still in full force and effect as of the date hereof.

RESOLVED THAT:

Any Corporate Officer or director of MFC is authorized and directed to execute and file, or cause to be filed, a Form F-X with the SEC, in the name and on behalf of MFC, by which John Hancock Life Insurance Company (U.S.A.) is appointed as agent for service of process with respect to the Shelf Registration Statement.

IN WITNESS WHEREOF I have hereunto subscribed my name and affixed the corporate seal of MFC at the City of Toronto, in the Province of Ontario, this 15th day of September, 2021.

By:	/s/ Halina K. von dem Hagen
	Name:	Halina K. von dem Hagen
	Title:	Global Treasurer and Head of Capital Management